Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Earnings:
Income (loss) before income taxes	$23	$(10)	$79	$(39)
Less: capitalized interest	(2)	(15)	(6)	(43)
Add:
Fixed charges	78	96	230	268
Amortization of capitalized interest	—	—	1	1

Adjusted earnings	$99	$71	$304	$187

Fixed charges:
Interest expense	$48	$60	$142	$172
Amortization of debt costs	2	7	6	10
Rent expense representative of interest	28	29	82	86

Total fixed charges	$78	$96	$230	$268

Ratio of earnings to fixed charges (1)	1.28	—	1.33	—

(1)	Earnings were inadequate to cover fixed charges by $25 and $81 million for the three and nine months ended September 30, 2008, respectively.